Exhibit 99.1

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

300-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

MADISON MINERALS ANNOUNCES REVERSE TAKEOVER ACQUISITION OF BATTLE MOUNTAIN GOLD INC. AND SHARES FOR DEBT TRANSACTIONS

Vancouver, March 13, 2014 – Madison Minerals Inc. (“Madison” or the “Company”) (TSXV: MMR) is pleased to announce that it has entered into a share exchange agreement dated March 13, 2014 (the “Share Exchange Agreement”) with Battle Mountain Gold Inc. (“BMG”) and the securityholders of BMG, namely Haywood Securities Inc., Nesbitt Burns, Nevada Royalty Corp. (“NRC”), Richard Andrews, William Matlack, Don MacDowell, Larry Kornze, Chet Idziszek, Bank of New York (Nominees) Limited and HBS Financial Planning Ltd. (collectively, the “Vendors”) which sets forth the terms and conditions pursuant to which (i) the common shares of Madison (“Madison Shares”) will be consolidated on a 4:1 ratio (the “Consolidation”); (ii) all of the common shares of BMG (the “BMG Shares”) will be transferred to the Company; (iii) the Company will issue 15,420,000 Madison Shares at a deemed price of C$0.12 per Madison Share (post-Consolidation) to shareholders of BMG on a 1:1 ratio in exchange for the transfer of the BMG Shares to the Company; (iv) all warrants of BMG (the “BMG Warrants”) will be cancelled and prior holders of BMG Warrants will be issued warrants (the “Resulting Issuer Warrants”) of the resulting issuer (the “Resulting Issuer”) that entitle the holder to acquire that number of common shares of the Resulting Issuer that is equal to the number of the BMG Shares that such holder was entitled to acquire under the BMG Warrants previously held; (v) the Board of Directors of the Resulting Issuer will consist of three persons: Chet Idziszek, Steven Garwin and Larry Kornze; and (vi) the Company will change its name to “Battle Mountain Gold Inc.” (the “Transaction”).

After giving effect to the proposed Transaction, it is expected that the Vendors will hold approximately 58% of the issued and outstanding Madison Shares; consequently, the Transaction constitutes a reverse take-over of Madison pursuant to TSX Venture Exchange Policy 5.2 - Change of Business and Reverse Takeovers (“Exchange Policy 5.2”) and BMG will be a wholly-owned subsidiary of Madison.

Chet Idziszek, President and Chief Executive Officer of Madison, commented: “We are very pleased to announce the signing of this agreement. This acquisition demonstrates that Madison is able to execute strategic transactions in difficult financial markets and this transaction is the first step towards potentially owning 100% of the Lewis Property, a mining property located in Lander County, Nevada (the “Lewis Property”).”

An annual and special meeting of the holders of Madison Shares (the “Shareholder Meeting”) is expected to be held in April 2014 to approve, among other matters, the Transaction. Additional information concerning the Shareholder Meeting will be included in the management information circular to be delivered to holders of Madison Shares setting forth the business to be conducted at the Shareholder Meeting.

About BMG

BMG is a private company incorporated in British Columbia, Canada on April 2, 2012. BMG’s only asset is the option (the “Option”), through its wholly owned subsidiary incorporated in Nevada, USA, Battle Mountain Gold (USA) Inc. (“BMG US”), to acquire a 40% participating interest in the Phoenix Joint Venture, a venture under the laws of the state of Nevada consisting of Madison Enterprises (Nevada) Inc. (“Madison US”) and NRC, a shareholder of BMG, which holds a 100% interest in the Lewis Property. To date, BMG has paid C$100,000 in cash and issued 2,000,000 common shares at C$0.15 per share to

NRC in order to keep the Option in good standing. In order to exercise the Option, BMG is required to make a payment to NRC of C$1,600,000 in either cash or publicly traded shares at the sole option of BMG by October 13, 2015 except that the due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in BMG or BMG US, having raised an aggregate total of more than C$10,000,000.

On February 28, 2014, BMG completed a private placement for 5,050,000 common shares at C$0.10 per share for gross proceeds of C$505,000.

Financial Information Concerning BMG

The following table sets out certain selected financial information regarding BMG as at October 31, 2013 (audited). The selected information was prepared in accordance with International Financial Reporting Standards.

As at October 31, 2013
Total Assets	C$662,749
Total Liabilities	C$284,239
Shareholders' Equity	C$378,510

Information Concerning the Vendors

Haywood Securities Inc., a company incorporated under the laws of British Columbia, holds 255,000 BMG Shares as registered and beneficial owner and 8,500,000 BMG Shares in trust for various beneficial holders. Nesbitt Burns, a company incorporated under the laws of Canada, holds BMG Shares in trust for a beneficial holder. Nevada Royalty Corp. is a company incorporated under the laws of Nevada, USA and is a wholly owned subsidiary of Golden Predator US Holding Corp., a company incorporated under the laws of Nevada, USA. Golden Predator US Holding Corp. is a wholly owned subsidiary of Americas Bullion Royalty Corp., a public company incorporated in British Columbia and listed on the Toronto Stock Exchange. Richard Andrews is a resident of California, USA. William Matlack and Don MacDowell are residents of Nevada, USA. Larry Kornze is a resident of Idaho, USA. Chet Idziszek is a resident of British Columbia, Canada. Mr. Idziszek is the President and Chief Executive Officer and a Director of Madison. Bank of New York (Nominees) Limited, a private limited company incorporated under the laws of the United Kingdom, holds BMG Shares in trust for a beneficial holder. HBS Financial Planning Ltd. is a company incorporated under the laws of the United Kingdom. Roger Hardaker, a resident of the United Kingdom, holds a controlling interest in the outstanding securities of HBS Financial Planning Ltd.

Chet Idziszek, along with being the President, Chief Executive Officer and a director of Madison, is a shareholder of both Madison and BMG.

Shares for Debt

Madison has entered into a number of shares for debt transactions (the “Shares for Debt Transactions”) in order to reduce its indebtedness owed to directors and officers of Madison and a provider of legal services (collectively, the “Creditors”). Pursuant to a forgiveness of debt and shares for debt agreement with each of Chet Idziszek, J.G. Stewart Holdings Ltd., Vivian Danielson and Robert Sibthorpe, Madison has agreed to reduce its indebtedness to directors and officers of Madison (the “Indebtedness”) such that 50% of the Indebtedness is forgiven, 25% of the Indebtedness is satisfied by the issuance of shares and the remaining 25% of the Indebtedness is satisfied by payment in cash. Pursuant to a shares for debt agreement with a provider of legal services (the “Law Firm”), Madison has agreed to issue shares for 50% of the debt owing to the Law Firm and the remaining 50% of the debt will be payable in cash.

Subject to the approval of the Transaction by the shareholders of Madison and the TSX Venture Exchange (the “Exchange”), the Shares for Debt Transactions will close and the Company will issue an aggregate of 3,258,820 common shares (the “Shares”) at a deemed price of C$0.05 per Share to the Creditors (pre-Consolidation) in settlement for an aggregate of C$162,941 owing by the Company to the Creditors.

Share Consolidation

After completion of the Shares for Debt Transactions but prior to the proposed Transaction, Madison will consolidate its issued and outstanding securities on a four to one basis. The purpose of the Consolidation is to reduce the number of Madison Shares that will be outstanding following completion of the Transaction in order to facilitate the Company's ability to attract future financing and transactions and to increase the price of the Madison Shares to a figure more appropriate for a listed company of Madison’s size and nature. Additional information concerning the Consolidation will be provided in the management information circular to be prepared in connection with the Shareholder Meeting.

Directors and Senior Management of BMG Following Completion of the Transaction

Pursuant to the Share Exchange Agreement, the board of directors of Madison is to be reconstituted at the closing of the Transaction so as to be comprised of three individuals, namely Chet Idziszek, Steven Garwin and Larry Kornze. The election of the proposed directors will be among the items of business to be considered at the Shareholder Meeting. The Company expects Chet Idziszek to continue as President and Chief Executive officer and Ian Brown will assume the role of Chief Financial Officer and Corporate Secretary following completion of the Transaction.

Significant Conditions to Closing

The completion of the Transaction is subject to a number of conditions precedent including, but not limited to: (i) the approval of the Transaction by the holders of Madison Shares at the Shareholder Meeting; (ii) the approval of the Transaction by the Exchange, including the listing of the Madison Shares to be issued as consideration to the Vendors pursuant to the Share Exchange Agreement; (iii) the absence of any material change or change in a material fact which might reasonably be expected to have a material adverse effect on the financial or operation conditions or the assets of either of Madison or BMG; and (iv) certain other conditions customary in a transaction of this nature.

Update on Trading Halt

Trading in the Madison Shares remains halted in accordance with Exchange Policy 5.2. Madison is continuing to work with the Vendors and the Exchange to deliver the required documentation and complete the steps necessary to permit a resumption of trading.

About Madison

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison US, holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and Nevada Royalty Corp. (a shareholder of BMG). The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property. The Lewis Property is a mineral exploration property in the Battle Mountain Mining District, Lander County, Nevada, USA held by the Phoenix Joint Venture, subject to certain royalty interests.

Sponsorship

Sponsorship in the context of a reverse takeover is required by the Exchange unless exempt in accordance with TSX Venture Exchange Policy 2.2 - Sponsorship and Sponsorship Requirements ("Exchange Policy 2.2"). Madison has applied for an exemption from the sponsorship requirements under Exchange Policy 2.2. However, there is no assurance that Madison will ultimately obtain this exemption.

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain “forward-looking statements” under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to the terms and conditions of the proposed Transaction; the Company's objectives, goals or future plans; the receipt of the requisite approvals with respect to the Transaction and the business and operations of the Company following the completion of the Transaction. Forward-looking statements are necessarily based on a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic and social uncertainties; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; delay or failure to receive board, shareholder or regulatory approvals; those additional risks set out in Madison's public documents filed on SEDAR at www.sedar.com; and other matters discussed in this news release. Although Madison believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, Madison, BMG and the Vendors disclaim any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Reader Advisory

Completion of the Transaction is subject to a number of conditions, including Exchange acceptance and shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Madison should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved the contents of this press release.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.

Further information is available on Madison’s website at: www.madisonminerals.com or by contacting:

Chet Idziszek
President, Chief Executive Officer and Director
Madison Minerals Inc.
(604) 331-8772